                                                                    Exhibit 99.1
                                 [Company logo]

                        GUANGSHEN RAILWAY COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)



                             INTERIM RESULTS OF 2008


The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June 2008. This announcement has been reviewed and passed by the Board of Directors and the audit committee of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

In the first half of 2008, due to the increased operating costs arising from continuous price hikes of railway-related materials, the expansion of the Company's transportation businesses and asset scale, the increase in finance cost as well as the decrease in revenues in the first quarter caused by the freezing weather at the beginning of the year, the Company recorded a decline in the profit attributable to equity holders in the reporting period when compared to that of the same period last year. Under the pressure resulting from these difficulties, the Company, with the joint efforts of the management and employees, made great efforts to minimize the negative effects caused by the freezing weather at the beginning of the year through implementing measures to increase traffic and revenues, strengthening marketing efforts, consolidating and optimizing transportation resources and improving transportation efficiency while doing its utmost to control related costs and expenses. The Company achieved safety and stability in its operations and stable increase in transportation revenues.

In the first half of 2008, the operating revenues of the Company were RMB5,620 million, representing an increase of 18.83% from RMB4,729 million in the same period last year; profit attributable to equity holders was RMB674 million, a decrease of 9.60(cent)H from RMB746 million in the first half of 2007.

ANALYSIS OF OPERATING REVENUES

REVENUES FROM PASSENGER TRANSPORTATION

Passenger transportation is the most important business segment of the Company. The Company is engaged in passenger transportation business on the Shenzhen-Guangzhou-Pingshi Railway, including inter-city passenger trains between Guangzhou and Shenzhen, long-distance passenger trains and Through Train passenger service between Guangzhou and Kowloon in Hong Kong in cooperation with MTR Corporation in Hong Kong. As at 30 June 2008, the

Company operated 216 pairs of passenger trains in accordance with its daily train schedule, representing an increase of 21 pairs from the number of trains in operation at the end of 2007, among which there were 100 pairs of passenger trains between Guangzhou and Shenzhen, an increase of 20 pairs; 13 pairs of Canton-Kowloon Through Trains and 103 pairs of long-distance passenger trains, an increase of one pair. In the first half of 2008, the passenger delivery volume of the Company was 40.87 million, representing an increase of 16.73% from
35.01 million in the same period last year; the turnover volume of passengers was 14,531.26 million passenger-km, an increase of 4.92% from 13,849.5 million passenger-km. Revenues from passenger transportation were RMB3,262 million, an increase of 21.98% from RMB2,674 million in the same period last year.

Guangzhou-Shenzhen Trains

In the first half of 2008, the passenger delivery volume of Guangzhou-Shenzhen trains was 15.57 million, representing an increased of 53.66% from 10.13 million in the first half of 2007; the revenue of Guangzhou-Shenzhen trains increased by 61.18% from RMB597 million in the same period last year to RMB962 million. The main reasons for the increases were: (1) the increase in the number of Guangzhou-Shenzhen trains in operation from 67 pairs at the beginning of 2007 to 100 pairs after two adjustments to the train schedules on April 18, 2007 and April 18, 2008, respectively, leading to a significant increase in the frequency and capacity of trains; while the operation of Guangzhou-Shenzhen trains was heavily affected by construction of the fourth rail line prior to April 18, 2007; (2) the Guangzhou-Shenzhen train services have proved to be a safe, comfortable, quick and punctual means of transportation after one year of operations of the CRHs, the domestically manufactured train sets, greatly meeting the demand of passengers; (3) three holidays: the Qingming Festival Holidays, the shortened May Day Holidays and the Dragon Boat Festival Holidays (the "Three Holidays") led to the increase in short-distance passenger traffic on the Guangzhou-Shenzhen railway; (4) with the optimization and consolidation of the transportation resources of Shenzhen-Guangzhou-Pingshi Railway, the connection between Guangzhou-Shenzhen trains and long-distance trains has been running more smoothly and efficiently.

Hong Kong Through Trains

In the first half of 2008, the passenger delivery volume of the Hong Kong Through Trains increased by 3.79% from 1.50 million in the same period last year to 1.56 million However, revenue from Hong Kong Through Trains decreased slightly by 7.07% from RMB207 million in the same period last year to RMB192 million mainly due to the continuing devaluation of Hong Kong Dollar, the main currency our revenue from Hong Kong Through Trains is settled in, against RMB in the reporting period.

Long-Distance Trains

In the first half of 2008, the passenger delivery volume of the long-distance trains of the Company increased slightly by 1.56% from 23.37 million in the same period last year to 23.74 million despite the continuous freezing weather at the beginning of the year, which led to a substantial decrease in delivery volume of long-distance passengers during the Spring Festival Holidays. The revenue from long-distance trains increased by 12.69% from RMB1,870 million in the same period last year to RMB2,107 million in the first half of 2008. The growth in passenger delivery volume and revenue was mainly attributable to: (1) the commencement of operation of trains from Guangzhou to Xi'an and from Shenzhen to Shaoguan in August 2007 and March 2008, respectively; besides, the passenger trains from Guangzhou to Shanghai that commenced operation in April 2007 continued operation in the reporting period, leading to an increase in our transportation capacity; (2) the arrangement of the Three Holidays led to an increase in the number of passengers traveling in the Pan Pearl River Delta.


                                                              First half of    First half of    Increase/
                                                                   2008             2007        Decrease

Passenger Transportation Revenues (RMB'000)                       3,261,562        2,673,824       21.98%
  -- Guangzhou-Shenzhen trains                                      962,123          596,929       61.18%
  -- Hong Kong Through Trains                                       192,471          207,124       -7.07%
  -- Long-distance trains                                         2,106,968        1,869,771       12.69%

Passenger delivery volume (person)                               40,866,000       35,007,969       16.73%
  -- Guangzhou-Shenzhen trains                                   15,565,201       10,129,312       53.66%
  -- Hong Kong Through Trains                                     1,561,536        1,504,522        3.79%
  -- Long-distance trains                                        23,739,263       23,374,135        1.56%

Revenue per passenger delivered (RMB)                                 79.81            76.38        4.49%
  -- Guangzhou-Shenzhen trains                                        61.81            58.93        4.89%
  -- Hong Kong Through Trains                                        123.26           137.67      -10.47%
  -- Long-distance trains                                             88.75            79.99       10.95%

Total passenger-kilometers (million passenger-kilometers)         14,531.26        13,849.50        4.92%

Revenue per passenger-kilometer (RMB)                                  0.22             0.19       15.79%



REVENUES FORM FREIGHT TRANSPORTATION

Freight transportation is another important business segment of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway and Hong Kong freight through train business. The Company is well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. The Company has established business cooperation with ports, logistics bases and specialized building materials markets, etc in its service region. The total tonnage of freight transported by the Company in the first half of 2008 was 34.55 million tonnes, representing an increase of 8.86% from 31.74 million tonnes in the same period last year; freight turnover was 7,431.81 million ton-kilometers, an increase of 9.66% from 6,777.10 million ton-kilometers in the same period last year; revenues from freight transportation were RMB636 million, an increase of 14.15% from RMB557 million in the same period last year. The main reasons for the increase in freight transportation business were: (1) minor increase of the freight pricing levels on the Guangzhou-Shenzhen Railway since November 2007;
(2) the completion of the Fourth Rail Line between Guangzhou and Shenzhen, leading to an obvious increase in inbound freight of the Guangzhou-Shenzhen Railway; (3) the increase in the delivery of high-tariff goods.

Outbound Freight

In the first half of 2008, the Company's outbound freight declined slightly by 3.29% from 9.09 million tonnes in the same period last year to 8.79 million tonnes due to the freezing weather at the beginning of the year, while outbound freight revenue grew by 34.11% from RMB72 million to RMB97 million due to the increase in the price levels and the delivery of high-tariff goods.

Inbound and Pass-Through Freight

In the first half of 2008, the Company's inbound and pass-through freight increased by 13.73% from 22.65 million tonnes in the same period last year to
25.76 million tonnes. Revenue increased by 11.25% from RMB467 million to RMB520 million.

Other Revenues from Freight Transportation

In the first half of 2008, with the increase of freight tonnage, other revenues from freight transportation increase by 8.94% from RMB17 million to RMB19 million.



                                                      FIRST HALF OF    FIRST HALF OF     INCREASE/
                                                           2008             2007         DECREASE

Freight Transportation Revenues (RMB'000)                   635,593         556,793        14.15%
  --Outbound freight                                         97,073          72,383        34.11%
  --Inbound and pass-through freight                        519,724         467,156        11.25%
  --Other revenues from freight transportation               18,796          17,254         8.94%

Tonnage of freight (tonne)                               34,550,832      31,739,666         8.86%
  --Outbound freight                                      8,793,808       9,092,846        -3.29%
  --Inbound and pass-through freight                     25,757,024      22,646,820        13.73%

Revenue per tonne (RMB)                                       18.40           17.54         4.90%
  --Outbound freight                                          11.04            7.96        38.69%
  --Inbound and pass-through freight                          20.18           20.63        -2.18%

Total tonne-kilometers (million tonne-kilometers)          7,431.81        6,777.10         9.66%

Revenue per tonne-kilometer (RMB)                              0.09            0.08        12.50%



RAILWAY NETWORK USAGE AND SERVICES

Railway network usage and services mainly include the locomotive traction, track usage, electric catenary, vehicle coupling and other services. In the first half of 2008, the Company's revenues from railway network usage and services was RMB1,337 million, an increase of 11.07% from RMB1,203 million in the same period last year. The increase in revenues from railway network usage and services was mainly due to the increase in the Company's provision of locomotive traction service for passenger transportation in the reporting period, which led to the increase in related revenue.



                                                     FIRST HALF OF    FIRST HALF OF      INCREASE/
                                                         2008             2007           DECREASE

Railway network usage and services (RMB'000)           1,336,766           1,203,487       11.07%
   -- Locomotive traction                                511,823             448,017       14.24%
   -- Track usage                                        491,023             456,172        7.64%
   -- Electric catenary                                  147,862             129,538       14.15%
   -- Vehicle coupling                                   105,401              88,813       18.68%
   -- Other services                                      80,657              80,947       -0.36%


REVENUES FROM OTHER BUSINESSES

The Company is also engaged in other businesses related to railway transportation, mainly including maintenance of locomotives and vehicles, on-board and in-station catering services, project construction, loading and unloading, leasing of property and sale of used materials, etc. In the first half of 2008, revenues from other businesses of the Company were RMB386 million, an increase of 30.73% from RMB295 million in the same period last year.


                                                        FIRST HALF OF      FIRST HALF OF     INCREASE/
                                                            2008                2007         DECREASE

Revenues from other businesses (RMB'000)                      385,981            295,261       30.73%
   --Maintenance of locomotives and vehicles                  111,315            102,546        8.55%
   --Catering services                                         58,616             51,142       14.61%
   --Project construction                                      41,133             20,313      102.50%
   --Loading and unloading                                     22,185             21,994        0.87%
   --Others                                                   152,732             99,266       53.86%



COST ANALYSIS





                             First half of    First half of    Increase/    Reasons for the Increase/Decrease
                                  2008             2007        Decrease
                              (RMB'000)         (RMB'000)

Operating                        4,712,050        3,921,848      20.15%      Primarily attributable to the increase
                                                                             in expenses railway network usage and
                                                                             services fees, comprehensive services
                                                                             fees and maintenance expenses arising
                                                                             from the increase in railway
                                                                             transportation businesses, as well
                                                                             as the increase in the prices and
                                                                             consumption of railway-related
                                                                             materials and fuel.

Finance cost                        98,485            9,700      915.31%     Increase in related interest on bank
                                                                             loans that was converted into expenses
                                                                             after the completion of the Fourth
                                                                             Rail Line.

Income tax expenses                151,982          100,144       51.76%     Increase in income tax expenses for this
                                                                             period due to the hike of corporate
                                                                             income tax rate; decrease in deferred
                                                                             income tax expenses in the same period
                                                                             last year as a result of the change in
                                                                             income tax rate that time.



PROSPECTS OF THE SECOND HALF OF 2008

Looking into the second half of 2008, China's economy is expected to grow steadily and relatively fast. The change of industry structure in the Pearl River Delta and the further implementation of the Mainland and Hong Kong Closer Economic Partnership Arrangement (the "CEPA") will bring about more opportunities for the operation and development of the Company. However, due to the increase in the price levels of materials related to railway transportation such as fuel, electricity and steel, the Company has to face more challenges in cost control. The overall goal of the Company in the second half of 2008 is to ensure transportation safety, strive to boost transportation volumes and revenues, strengthen operation and management and strictly control costs and expenses.

The Company will implement budget management, strictly control various costs and expenses and take effective measures to boost transportation traffic and revenues to mitigate the effects of the freezing weather at the beginning of the year and price hikes of railway-related materials. In passenger transportation business, the Company will make the most of the capacity of the Fourth Line and the "CRH" train sets, optimize the "As-frequent-as-buses" operation model of our Guangzhou-Shenzhen trains, vigorously expand the long-distance passenger transportation business, including the Guangzhou-Zhengzhou temporary passenger trains that started operation on July 1, 2008, and attract more passengers to increase the occupation rate of passenger trains. In freight transportation, the Company will enhance its marketing efforts, improve the deployment and organization of freight trains, co-ordinate the organization of freight business with ports, factories and special lines and increase the rate of utilization of freight trains to accelerate the growth of freight business.

FINAL DIVIDEND OF 2007

A resolution approving the distribution of a dividend of RMB0.08 (inclusive of tax) per share to the shareholders of the Company was passed at the annual general meeting of the Company for the year 2007 held on 26 June 2008. The dividend was distributed to the Company's shareholders on 25 July 2008.

INTERIM DIVIDEND

The Board of Directors has decided not to declare any interim dividend for the six months ended 30 June 2008.

CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. On January 28, 2008, Mr. Han Dong, the Deputy General Manager of the Company, passed away.

2. On April 15, 2008, the Company held employee representatives' meeting, at which resolutions were passed to terminate the engagement of Mr. Wang Jianping as an employee supervisor and elect Mr. Huang Lika and Mr. Liu Xilin as employee supervisors for the remaining period of the fourth session and in the fifth session of the Supervisory Committee.

3. On April 23, 2008, Mr. Wang Jianping was appointed as a deputy general manager of the Company at the 22nd meeting of the fourth session of the board of the Company.

4. On June 26, 2008, the Company held the Annual General Meeting of 2007, at which directors and shareholder supervisors were elected for the new session of the Board of Directors and the Supervisory Committee. Mr. He Yuhua, Mr. Cao Jianguo, Mr. Wu Houhui, Mr. Yu Zhiming, Mr. Yang Yiping, and Mr. Liu Hai were elected as the non-independent directors of the fifth session of the Board of Directors; Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui were elected as the independent directors of the fifth session of the Board of Directors; Mr. Yao Muming, Mr. Wang Jianping, Mr. Li Zhiming, and Mr. Chen Shaohong were elected as shareholder Supervisors of the Fifth Session of the Supervisory Committee of the Company. On the same date, the Company held the first meeting of the fifth session of the Board of Directors and the first meeting of the fifth session of the Supervisory Committee, separately, at which Mr. He Yuhua was elected as Chairman of the fifth session of the Board of Directors and Mr. Yao Muming was elected as Chairman of the fifth session of the Supervisory Committee.

EMPLOYEES, EMPLOYEE PAYMENT POLICY AND TRAINING PLANS

As of 30 June 2008, the Company had a total of 33,429 employees, representing an increase of 429 persons from that of 31 December 2007. The increase was mainly due to the increase of staff for long-distance trains.

The Company's salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

Pursuant to applicable national policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:




                                  As a Percentage of the Aggregate Salaries of the Employees
                      -------------------------------------------------------------------------------
                      Employees residing along      Employees residing in          Employees residing
Employees'            the Guangzhou- Pingshi        Guangzhou area or along the    in Shenzhen
benefits              line                          Guangzhou-Shenzhen line

Housing fund                      6%                               7%                  13%
Retirement
pension                          18%                              18%                  18%

Supplemental
retirement
pension                           5%                               5%                   5%

Basic medical
insurance                         8%                               8%                   6%

Supplemental
medical
insurance                         1%                               1%                 0.5%


Maternity
medical
insurance                        0.4%                             0.4%                0.5%


Other welfare
fund                              6%                               6%                   8%





The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. In the first half of 2008, the Company completed 50% of its training plans for 2008. The expenses for these training plans were approximately RMB5.60 million.

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

As a policy brought forward from previous years, the Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The cumulative losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was approximately RMB226.4 million as of December 31, 2008. Pursuant to the then policies of the Ministry of

Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of 1 January 2001, or in case of a debit balance, to offset the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon approval of the Board of Directors. Such treatment complies with the PRC accounting principles and regulations applicable to the Company and its subsidiaries.

In the financial statements of the Company prepared in accordance with IFRS, the Company accounted the losses arising from the housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services amounted to approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average contractual period of employees of 15 years from the time of such sales. During the period from 1 January 2008 to 30 June 2008, the amortization charged to the deferred labour costs of the consolidated income statement was RMB7.5 million and the accumulated amortization as of 30 June 2008 amounted to RMB128.3 million.

As of 30 June 2008, the unamortized deferred labour costs in the balance sheet of the Company and its subsidiaries, were RMB98.1 million.

SHAREHOLDING STRUCTURE

No change occurred to the Company's shareholding structure during the reporting period. The Company's shareholding structure as of 30 June 2008 was as follows:


                  CLASS OF SHARES                              NUMBER OF SHARES         PERCENTAGE OF SHARES
                                                                         ('000)                          (%)

A shares with restrictions on sales                                   2,904,250                        41.00

A shares without restrictions on sales                                2,747,987                        38.79

H shares outstanding                                                  1,431,300                        20.21

Total                                                                 7,083,537                       100.00



SHAREHOLDERS

So far as the Directors, Supervisors and other senior management are aware, as at 30 June 2008, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:



                                                                                                 PERCENTAGE
   NAME OF            CLASS         NUMBER OF                              PERCENTAGE OF          OF TOTAL
   SHAREHOLDER         OF          SHARES HELD                               CLASS OF               SHARE
                     SHARES          (NOTE1)             CAPACITY             SHARES               CAPITAL

Guangzhou
Railway(Group)      A shares     2,904,250,000(L)    Beneficial owner             51.38%             41.00%
Company



JPMorgan Chase & Co.          H         223,934,909(L)        Beneficial owner                15.65%         3.16%
                            shares                            (5,487,639 shares)
                                                              Investment manager
                                                               (7,070 shares)
                                                                Custodian-
                                                                incorporated/
                                                               approved person
                                                              (218,440,200 shares)

                                          1,612,000(S)        Beneficial owner                 0.11%         0.02%

                                        218,440,200(P)                                        15.26%         3.08%

T.Rowe Price                  H         203,672,000(L)        Investment manager              14.23%         2.88%
Associates,Inc. And Its     shares
Affiliates

Northern Trust
Fiduciary                     H         117,042,000(L)        trustee (except bare             8.18%         1.65%
Services(Ireland)           shares                                  trustee)
Limited


Baring Asset Management       H         115,244,000(L)        Investment manager               8.05%         1.63%
Limited                     shares

UBS AG                                  104,138,614(L)        Beneficial owner
                                                                (69,794,872
                                                                 shares)
                                                              Interest of controlled           7.28%         1.47%
                                                                corporation
                                                                (34,343,742
                                                                  shares)

                              H           88,310,600(S)        Beneficial owner
                            shares                             (637,558 shares)
                                                              Guarantees of rights
                                                                and interests
                                                                 (56,622,000                   6.17%         1.25%
                                                                   shares)
                                                              Interest of controlled
                                                                 corporation
                                                                 (31,051,042
                                                                   shares)

Sumitomo Life
Insurance Company             H           85,852,000(L)        Interest of controlled          6.00%         1.21%
(note2)                     shares                                 corporation

Sumitomo Mitsui
Asset Management,             H
Company Limited             shares        85,852,000(L)        Investment manager              6.00%         1.21%

Barclays Global                           72,443,495(L)        Interest of controlled          5.06%         1.02%
Investors UK Holdings         H                                    corporation
Limited                     shares
                                          83,168,000(S)        Interest of controlled          5.81%         1.17%
                                                                  corporation

Barclays PLC (note3)          H           72,443,495(L)        Interest of controlled          5.06%         1.02%
                            shares                                 corporation

                                          83,168,000(S)        Interest of controlled          5.81%         1.17%
                                                                  corporation


NOTE:

(1) The letter "L" denotes a long position; "S" denotes a short position; and "P" denotes lending pool.

(2) It was showed in the table of stock interests on 30 June 2008 that Sumitomo Life Insurance Company owned 35% shares of Sumitomo Mitsui Asset Management Company, Limited. According to the Hong Kong Securities and Futures Ordinance, Sumitomo Life Insurance Company was deemed to hold the share interests of Sumitomo Mitsui Asset Management Company, Limited.

(3) It was showed in the table of stock interests on 25 June 2008 that Barclays PLC owned 92.3% shares of Barclays Global Investors UK Holdings Limited indirectly. According to the Hong Kong Securities and Futures Ordinance, Barclays PLC was deemed to hold the share interests of Barclays Global Investors UK Holdings Limited.

PUBLIC FLOAT

As of 27 August 2008, at least 25% of the total issued share capital of the Company was held by the public. The Company is therefore in compliance with the Exchange Listing Rules with respect to sufficiency of public float.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As of 30 June 2008, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have been taken under the provisions of the Securities and Futures Ordinance) of the directors or supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any director or supervisor of the Company as required to be made to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules. The Company has not granted to any of the Company's directors or supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

PURCHASE, SALE OR REDEMPTION OF THE SHARES OF THE COMPANY

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during this reporting period.

PRE-EMPTIVE RIGHTS

There is no prevision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

POTENTIAL IMPAIRMENT LOSS IN AN ASSOCIATE

As brought forward from previous years, the Company held an investment in an associate, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"). The carrying amount as at 31 December 2007 was approximately RMB 87.1 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.

On 27 October 2000, Guangzhou Guantian together with its two related companies agreed to act as joint guarantors for certain debts of Guangzhou Guancheng Real Estate Company Limited ("Guangzhou Guancheng") due to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, the 3 joint guarantors were ruled in a court judgement made in 2001 to be liable to that independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng.

On 15 December 2003, the High People's Court of Guangdong Province accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee. In December 2003, the High People's Court of Guangdong Province delivered a civil judgement in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the High People's Court of Guangdong Province to decide whether to grant a re-trial, a hearing was held on 18 March 2004. In December 2005, the High People's Court of Guangdong Province commenced procedures for re-trial. Up to the date of this announcement, the court has not yet delivered final judgement as the necessary procedures have not been completed. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company, who undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.

Accordingly, the Company concludes that as of 30 June 2008, no material risk of impairment provision for the long-term equity interests in Tiecheng exists.

MATERIAL LITIGATION

As of 30 June 2008, the Company and its subsidiaries were not involved in any material litigation except for such as described in the "Potential impairment loss in an associate" section above.

AUDIT COMMITTEE

The Audit Committee consists of three independent non-executive directors of the Company. Its main duties include review and supervision of the financial reporting process and internal controls of the Company. The unaudited interim financial statements for the six months ended 30 June 2008 have been reviewed by the Audit Committee.

ENGAGEMENT AND DISENGAGEMENT OF ACCOUNTING FIRMS

As the New Accounting Standards that took effect on 1 January 2007 converge with the International Accounting Standards, in order to improve the auditing efficiency, the Company decided to engage PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. as the PRC auditors and re-engage PricewaterhouseCoopers as the international auditors of the Company, which were approved at the Annual General Meeting of Shareholders held on 26 June 2008. The former PRC auditors of the Company were Deloitte Touche Tohmatsu CPA Ltd.

CORPORATE GOVERNANCE

The Company is committed to high standards of corporate governance. To the best knowledge of the Company and its directors, the Company has complied throughout the accounting period covered by the Company's interim results announcement with the applicable code provisions set out in the Code on Corporate Governance Practice ("Corporate Governance Code") contained in Appendix 14 of the Listing Rules.

The Company has completed the assessment of the internal control over financial reporting for the year 2007 in accordance with the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Management of the Company concluded that the Company's internal control over financial reporting was effective as of 31 December 2007. For more details of the assessment, please refer to the related announcement published on "HKExnews" www.hkexnews.hk on 26 June 2008.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as contained in Appendix 10 of Listing Rules.

The Company has made special enquiry with all directors. All directors have confirmed that they complied with the required standard set out in the Model Code during the six months ended 30 June 2008

PUBLICATION OF FINANCIAL INFORMATION

The Company's 2008 interim report which sets out all the information required by the Listing Rules will be published on the designated website of the Stock Exchange at http://www.hkexnews.hk and on the website of the Company at http://www.gsrc.com in due course.

DOCUMENTS AVAILABLE FOR INSPECTION

The full text of this Interim Report signed by the Chairman and Financial Statements are available for inspection at No. 1052 Heping Road, Shenzhen, the People's Republic of China, as well as website http://www.hkex.com.hk of Hong Kong Exchange or http://www.gsrc.com of the Company.

                                            On behalf of the Board of Directors

                                            HE YUHUA
                                            Chairman of the Board of Directors

Shenzhen, China, 27 August 2008

GUANGSHEN RAILWAY COMPANY LIMITED

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
AS OF 30 JUNE 2008

                                                                              AS OF 30             As of 31
                                                           NOTE              JUNE 2008        December 2007
                                                                            ----------        -------------
                                                                               RMB'000              RMB'000

ASSETS                                                                     (UNAUDITED)            (Audited)
NON-CURRENT ASSETS
Fixed assets                                                 5              22,844,428           19,995,286
Construction-in-progress                                     5                 438,711            1,422,635
Prepayment for fixed assets and construction-in-progress                       268,861              891,592
Leasehold land payments                                                        600,362              607,971
Goodwill                                                                       281,255              281,255
Long-term receivables                                                           44,547               48,547
Investments in associates                                    6                 122,754              124,350
Available-for-sale investments                                                  46,608               46,608
Deferred tax assets                                                            353,949              362,256
Deferred staff costs                                                           129,222              141,391
                                                                            ----------           ----------
                                                                            25,130,697           23,921,891
                                                                            ----------           ----------

CURRENT ASSETS
Materials and supplies, at cost                                                148,369              153,674
Trade receivables, net                                       7                 119,131               59,749
Due from related parties                                                       168,524               83,925
Prepayments and other receivables, net                                         187,877              141,674
Cash and cash equivalents                                                    1,422,936            2,352,351
                                                                            ----------           ----------
                                                                             2,046,837            2,791,373
                                                                            ----------           ----------
TOTAL ASSETS                                                                27,177,534           26,713,264
                                                                            ==========           ==========

EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO EQUITY HOLDERS OF
 THE COMPANY
Share capital                                                8               7,083,537            7,083,537
Reserves                                                                    14,149,744           14,042,224
                                                                            ----------           ----------
                                                                            21,233,281           21,125,761
                                                                            ----------           ----------
MINORITY INTEREST                                                               55,896               55,709
                                                                            ----------           ----------
TOTAL EQUITY                                                                21,289,177           21,181,470
                                                                            ----------           ----------

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings                                                   9               3,200,000            2,850,000
Retirement benefit obligations                              10                 257,314              300,701
Deferred tax liabilities                                                        23,245               23,335
                                                                            ----------           ----------
                                                                             3,480,559            3,174,036
                                                                            ----------           ----------

CURRENT LIABILITIES
Trade payables                                              11                 458,392              291,423
Payables for construction-in-progress                                          297,456              337,213
Due to related parties                                                         362,964            1,022,125
Dividends payable                                                              566,725                   46
Taxes payable                                                                   89,574               89,996
Accruals and other payables                                                    632,687              616,955
                                                                            ----------           ----------
                                                                             2,407,798            2,357,758
                                                                            ----------           ----------

TOTAL LIABILITIES                                                            5,888,357            5,531,794
                                                                            ----------           ----------
TOTAL EQUITY AND LIABILITIES                                                27,177,534           26,713,264
                                                                            ==========           ==========
NET CURRENT (LIABILITIES) / ASSETS                                            (360,961)             433,615
                                                                            ==========           ==========
TOTAL ASSETS LESS CURRENT LIABILITIES                                       24,769,736           24,355,506
                                                                            ==========           ==========


The accompanying notes form an integral part of this condensed consolidated interim financial information.

GUANGSHEN RAILWAY COMPANY LIMITED

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2008

                                                                         FOR THE SIX MONTHS ENDED 30 JUNE
                                                                        ----------------------------------
                                                         NOTE                 2008                    2007
                                                                        ----------              ----------
                                                                           RMB'000                 RMB'000
                                                                        (UNAUDITED)             (Unaudited)
Revenues from railroad businesses
  Passenger                                                              3,261,562               2,673,824
  Freight                                                                  635,593                 556,793
  Railway network usage and services                      18             1,336,766               1,203,487
                                                                         ---------               ---------
                                                                         5,233,921               4,434,104
Revenues from other businesses                                             385,981                 295,261
                                                                         ---------               ---------
Total revenues                                                           5,619,902               4,729,365

Operating expenses
  Railroad businesses                                                  (4,341,620)             (3,626,601)
  Other businesses                                                       (370,430)               (295,247)
                                                                       -----------             -----------
Total operating expenses                                               (4,712,050)             (3,921,848)

Other income, net                                                          16,545                  49,112
                                                                      -----------             -----------
PROFIT FROM OPERATIONS                                                    924,397                 856,629

Finance costs                                                             (98,485)                 (9,700)
Share of post-tax profits/(loss) of associates                                460                  (1,558)
                                                                      -----------             -----------
PROFIT BEFORE INCOME TAX                                                  826,372                 845,371

Income tax expense                                        12             (151,982)               (100,144)
                                                                      -----------             -----------
PROFIT FOR THE PERIOD                                                     674,390                 745,227
                                                                      ===========             ===========

ATTRIBUTABLE TO:
Equity holders of the Company                                             674,203                 745,802
Minority interests                                                            187                    (575)
                                                                      -----------             -----------
                                                                          674,390                 745,227
                                                                      ===========             ===========

EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE
 EQUITY HOLDERS OF THE COMPANY DURING THE PERIOD
 - Basic and diluted                                      13             RMB0.095                RMB0.105
                                                                      ===========             ===========

DIVIDENDS                                                 14                  --                       --
                                                                      ===========             ===========


The accompanying notes form an integral part of this condensed consolidated interim financial information.

GUANGSHEN RAILWAY COMPANY LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2008

                                                                      RESERVES
                                                 ---------------------------------------------------
                                       SHARE        SHARE        SURPLUS     RETAINED                    MINORITY
                            NOTE      CAPITAL      PREMIUM      RESERVES     EARNINGS     SUBTOTAL       INTEREST        TOTAL
                                    -----------  -----------   -----------  -----------  -----------    -----------   -----------
                                      RMB'000      RMB'000       RMB'000      RMB'000      RMB'000        RMB'000       RMB'000
                                    (unaudited)  (unaudited)   (unaudited)  (unaudited)  (unaudited)    (unaudited)   (unaudited)

Balance at 1 January 2008             7,083,537   10,294,490    1,751,729    1,996,005    14,042,224        55,709     21,181,470

Profit attributable to
 shareholders ...........                    --           --           --      674,203       674,203           187        674,390

Dividends ...............    14             --           --           --      (566,683)     (566,683)           --       (566,683)
                                      ---------   ----------    ---------    ---------    ----------        ------     ----------
Balances at 30 June 2008              7,083,537   10,294,490    1,751,729    2,103,525    14,149,744        55,896     21,289,177
                                      =========   ==========    =========    =========    ==========        ======     ==========

Balance at 1 January 2007             7,083,537   10,202,469    1,614,717    1,268,285    13,085,471        50,922     20,219,930

Adjustment to deferred
  tax arising from
  change of income tax
  rate ..................                    --       90,169           --           --        90,169            --         90,169

Profit attributable to
  shareholders ..........                    --           --           --      745,802       745,802          (575)       745,227

Appropriation from
  retained earnings .....                    --           --           42          (42)           --            --             --

Dividends ...............    14              --           --           --     (566,683)     (566,683)           --       (566,683)
                                      ---------   ----------    ---------    ---------    ----------        ------     ----------

Balances at 30 June 2007              7,083,537   10,292,638    1,614,759    1,447,362    13,354,759        50,347     20,488,643
                                      =========   ==========    =========    =========    ==========        ======     ==========




The accompanying notes form an integral part of this condensed consolidated interim financial information.

GUANGSHEN RAILWAY COMPANY LIMITED

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2008

                                                                          FOR THE SIX MONTHS ENDED 30 JUNE
                                                                         ----------------------------------
                                                                                 2008                  2007
                                                                         ------------           -----------
                                                                              RMB'000               RMB'000
                                                                           (UNAUDITED)          (Unaudited)

Net cash from operating activities ..........................               1,177,859            1,185,409

Net cash used in investing activities .......................              (1,788,609)          (6,032,432)

Net cash (used in)/from financing activities ................                (318,665)           1,054,201
                                                                           ----------           ----------
Net decrease in cash and cash equivalents ...................                (929,415)          (3,792,822)
                                                                           ----------           ----------

Cash and cash equivalents at beginning of period ............               2,352,351            5,851,831

Cash and cash equivalents at end of period ..................               1,422,936            2,059,009
                                                                           ==========           ==========


The accompanying notes form an integral part of this condensed consolidated interim financial information.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2008 (All amounts expressed in Rmb otherwise stated)

1.   GENERAL INFORMATION

Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on 6 March 1996. With effective from that date, the Company assumed the business operation of certain railroad and other related businesses (collectively the "Businesses") that were undertaken previously by its predecessor, Guangshen Railway Company (the "Predecessor") together with certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Guangzhou Railway Group") and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares in exchange for the assets and liabilities associated with the operations of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of A shares for cash of approximately RMB10,332,431,000.

The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the stations.

The registered address of the Company is No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

As of 30 June 2008, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated and are operating in the PRC as limited liability companies:


                                                              Percentage of
                                          Date of            equity interest
                                        incorporation/       attributable to
Name of the entity                      establishment          the Company      Paid-in capital      Principal activities
---------------------------------     -----------------     -----------------   ---------------  ----------------------------

DIRECTLY HELD BY THE COMPANY
----------------------------
Shenzhen Fu Yuan Enterprise......     1 November 1991              100%         RMB18,500,000      Hotel management
 Development Company

Shenzhen Guangshen Railway Travel     16 August 1995               100%         RMB2,400,000       Travel agency
 Service Ltd.

Shenzhen Railway Station Passenger    18 December 1986             100%         RMB1,500,000       Catering services and
 Services Company                                                                                   sales of merchandise

Guangzhou East Station Dongqun...     23 November 1992             100%         RMB1,020,000       Sales of merchandise
 Trade and Commerce
 Service Company

Shenzhen Longgang Pinghu Qun Yi..     11 September 1993            55%          RMB10,000,000      Cargo loading and unloading,
 Railway Store Loading and                                                                          warehousing, freight
 Unloading Company                                                                                  transportation

Dongguan Changsheng Enterprise...     22 May 1992                  51%          RMB38,000,000      Warehousing
 Company

Guangzhou Tielian Economy........     27 December 1994            50.5%         RMB1,000,000       Warehousing and freight
 Development Company Limited                                                                        transport agency
 ("Tielian")                                                                                        services


INDIRECTLY HELD BY THE COMPANY
------------------------------
Shenzhen Railway Property........     13 November 2001             100%         RMB3,000,000       Property management
 Management Company Limited

Shenzhen Nantie Construction.....     8 May 1995                   100%         RMB2,000,000       Supervision of
 Supervision Company                                                                                construction projects

Shenzhen Guangshen Railway Economic   7 March 2002                 100%         RMB2,000,000       Culinary management
 and Trade Enterprise Company


This condensed consolidated interim financial information was approved for issue on 27 August 2008.

2.   BASIS OF PREPARATION

This condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with IAS 34, 'Interim financial reporting'. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Group had net current liabilities of approximately RMB360,961,000 as at 30 June 2008. Notwithstanding the foregoing, the condensed consolidated interim financial information have been prepared on a going concern basis as the directors, having considered the current operation and business plan of the Group as well as any available banking facilities (Note 9), are of the opinion that the Group will have sufficient working capital to enable it to operate as a going concern.

3.   ACCOUNTING POLICIES

Except as described below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new interpretations are mandatory for the first time for the financial year beginning 1 January 2008 but are not relevant for the Group.

-    IFRIC - Int 11, 'IFRS 2 -- Group and treasury share transactions'
-    IFRIC - Int 12, 'Service concession arrangements'
- IFRIC - Int 14, 'IAS 19 -- the limit on a defined benefit asset, minimum funding requirements and their interaction'

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2008 and have not been early adopted. The expected impact is still being assessed in details by management.

- IFRS 8, 'Operating segments', effective for annual periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14, 'Segment reporting', and requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes.

- IFRS 2 (amendment) 'Share-based payment', effective for annual periods beginning on or after 1 January 2009.

- IFRS 3 (amendment), 'Business combinations' and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates' and IAS 31, 'Interests in joint ventures', effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

- IAS 1 (amendment), 'Presentation of financial statements', effective for annual periods beginning on or after 1 January 2009.

- IAS 23 (amendment), 'Borrowing costs', effective for annual periods beginning on or after 1 January 2009.

- IAS 32 (amendment), 'Financial instruments: presentation', and consequential amendments to IAS 1, 'Presentation of financial statements', effective for annual periods beginning on or after 1 January 2009.

- IFRIC/ -- Int 13, 'Customer loyalty programmes', effective for annual periods beginning on or after 1 July 2008.

- IFRS 1 and IAS 27 (amendment) 'Cost of an investment in a subsidiary, jointly controlled entity or associate', and consequential amendments to IAS 18 'Revenue', IAS 21 'The Effects of Changes in Foreign Exchange Rates' and IAS 36 'Impairment of Assets', effective for annual periods beginning on or after 1 January 2009.

4.   SEGMENT INFORMATION

(i)  Primary reporting format - Business Segments

As of 30 June 2008, the Group conducts the majority of its business activities in railway transportation ("Railroad Businesses") and other related business operations. These segments are so determined primarily due to the fact that the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit from operations.

Segment assets consist primarily of fixed assets, construction-in-progress, leasehold land payments, prepayments for fixed assets and construction-in-progress, goodwill, investments in associates, long-term receivable, deferred staff costs, materials and supplies, trade receivables, amounts due from related parties, prepayments and other receivables and cash and cash equivalents, excluding deferred tax assets. Segment liabilities primarily consist of borrowings, retirement benefit obligations, trade payables, payables for fixed assets and construction-in-progress, amounts due to related parties and accruals and other payables, excluding income tax payable and deferred tax liabilities. Capital expenditure comprises addition from additions to fixed assets, construction-in-progress and prepayments for fixed assets and construction-in-progress.

The segment results for the six months ended 30 June 2008 are as follows:


                                                     For the six months ended 30 June
             -----------------------------------------------------------------------------------------------------------------------
               Railroad businesses      Other businesses          Unallocated              Elimination                Total
             ----------------------  ----------------------  ---------------------   ----------------------- -----------------------
                2008        2007        2008        2007         2008        2007       2008        2007        2008         2007
             ----------  ----------  ----------  ----------  -----------  ---------  ----------- ----------- ----------- -----------
               RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000
             (UNAUDITED) (Unaudited) (UNAUDITED) (Unaudited) (UNAUDITED) (Unaudited) (UNAUDITED) (Unaudited) (UNAUDITED) (Unaudited)
             ----------  ----------  ----------  ----------  -----------  ---------  ----------- ----------- ----------- -----------
Revenues
 -External .. 5,233,921   4,434,104     385,981     295,261           --         --           --          --   5,619,902   4,729,365
 -Inter-
    segment..        --          --          --          --           --         --           --          --          --          --
             ----------  ----------  ----------  ----------  -----------  ---------  ----------- ----------- ----------- -----------
              5,233,921   4,434,104     385,981     295,261           --         --           --          --   5,619,902   4,729,365
             ==========  ==========  ==========  ==========  ===========  =========  =========== =========== =========== ===========

Other
  income ...     16,647       5,428       (102)      43,684           --         --           --          --      16,545      49,112

Segment
  results ..    892,301     812,931      32,096      43,698           --         --           --          --     924,397     856,629

Finance
  costs ....         --          --          --          --      (98,485)    (9,700)          --          --     (98,485)    (9,700)

Share of
  post-tax
  profits/
  (loss) of
  associates         --          --         460      (1,558)          --         --           --          --         460     (1,558)

Income tax
  expense ..         --          --          --          --     (151,982)  (100,144)          --          --    (151,982)  (100,144)
             ----------  ----------  ----------  ----------  -----------  ---------  ----------- ----------- ----------- -----------

Profit for
  the
  period ...    892,301     812,931      32,556      42,140     (250,467)  (109,844)          --          --     674,390     745,227
             ==========  ==========  ==========  ==========  ===========  =========  =========== =========== =========== ===========

Depreciation    560,985     467,171       5,072       5,186           --         --           --          --     566,057     472,357

Amortization
  of
  leasehold
  land
  payments        7,100       7,500         509         510           --         --           --          --       7,609       8,010

Amortization
  of
  deferred
  staff costs    12,169      12,543          --          --           --         --           --          --      12,169      12,543

Provision for
  doubtful
  accounts          336         (8)          --          --           --         --           --          --         336         (8)
             ==========  ==========  ==========  ==========  ===========  =========  =========== =========== =========== ===========


The segment assets and liabilities at 30 June 2008 and capital expenditure for the six months ended 30 June 2008 are as follows:

               Railroad businesses      Other businesses          Unallocated              Elimination                Total
             ----------------------  ----------------------  ---------------------   ----------------------- -----------------------
               30 June   31 December   30 June   31 December   30 June   31 December  30 June    31 December   30 June   31 December
                2008        2007        2008        2007         2008        2007       2008        2007        2008         2007
             ----------  ----------  ----------  ----------  -----------  ---------  ----------- ----------- ----------- -----------
               RMB'000     RMB'000      RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000
             (UNAUDITED)  (Audited)   (UNAUDITED)  (Audited)  (UNAUDITED)  (Audited)  (UNAUDITED)  (Audited)  (UNAUDITED)  (Audited)
             ----------   ----------  ----------  ----------  -----------  ---------  ----------- ----------- ----------- ----------
Segment
  assets     26,612,832   26,113,137     210,753     237,871           --         --           --          --  26,823,585 26,351,008

Deferred
  tax assets         --           --          --          --      353,949    362,256           --          --     353,949    362,256
             ----------   ----------  ----------  ----------  -----------  ---------  ----------- ----------- ----------- ----------

Total assets 26,612,832   26,113,137     210,753     237,871      353,949    362,256           --          --  27,177,534 26,713,264
             ==========   ==========  ==========  ==========  ===========  =========  =========== =========== =========== ==========

Segment
 liabilities  5,714,347    5,341,957      61,191      76,506           --         --           --          --   5,775,538  5,418,463

Tax
  payables           --           --          --          --       89,574     89,996           --          --      89,574     89,996

Deferred
  tax
  liabilities        --           --          --          --       23,245     23,335           --          --      23,245     23,335

Total liabi-
  lities      5,714,347    5,341,957      61,191      76,506      112,819    113,331           --          --   5,888,357  5,531,794
             ==========   ==========  ==========  ==========  ===========  =========  =========== =========== =========== ==========

Capital
  expenditure 1,765,389   92,311,952      43,452      16,846           --         --           --          --   1,808,841  2,328,798
             ==========   ==========  ==========  ==========  ===========  =========  =========== =========== =========== ==========



(ii) Secondary reporting format - Geographical Segments

For the six months ended 30 June 2008 (2007: same), all of the Group's business operations were conducted in the People's Republic of China (the "PRC"). Accordingly, no analysis of geographical segment information is presented.

5. FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS

                                                              FOR THE SIX MONTHS ENDED 30 JUNE
                                                             ----------------------------------
                                                                   2008                    2007
                                                             ----------             -----------
                                                                RMB'000                 RMB'000
                                                             (UNAUDITED)             (Unaudited)
Opening net book value at 1 January ......................   21,417,921              11,043,634
Additions arising from acquisition of a business (Note 17)           --              11,043,136
Other additions ..........................................    2,431,572                  51,382
Disposal .................................................         (297)                 (3,564)
Depreciation .............................................     (566,057)               (472,357)
                                                            -----------             -----------
Closing net book amount as of 30 June ....................   23,283,139              21,662,231
                                                            ===========             ===========



6.   INVESTMENT IN ASSOCIATES

As of 30 June 2008, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB87,094,000.

In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou of PRC for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances (the "Payables") due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party creditor (the "Creditor").

Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. Due to the fact that Guangdong Guancheng has failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made in 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been impaired.

In 2003, Guangzhou Guantian applied to the People's High Court of Guangdong Province for a re-trial to discharge its obligation under the aforesaid guarantee. In 2005, the People's Supreme Court granted an order for the People's High Court of Guangdong Province to launch such a re-trial and certain preparatory procedures were undertaken by the People's High Court of Guangdong Province. No final judgement had been made as at the date of approval of these financial statements. The Company concludes that no provision for impairment in its investment in Tiecheng was considered necessary in the consolidated financial statements as at 30 June 2008.

In addition, in order to avoid any monetary losses that the Company might suffer arising from this outstanding legal proceeding, the Company has also obtained a letter of undertaking issued by the Guangzhou Railway Group dated 14 December 2004, whereby the Guangzhou Railway Group has undertaken to adopt relevant procedures and actions to ensure that the investment interests of the Company in Tiecheng would not be adversely affected by this outstanding proceeding.

7.   TRADE RECEIVABLES, NET

                                                                      AS OF  30               As of 31
                                                                      JUNE 2008          December 2007
                                                               -------------------   --------------------
                                                                        RMB'000                RMB'000
                                                                    (UNAUDITED)              (Audited)


Trade receivables                                                       126,666                 66,516

Less: Provision for doubtful accounts                                   (7,535)                (6,767)

                                                                        119,131                 59,749


The credit period of trade receivables is generally within one year. The aging analysis of trade receivables, net of provision for doubtful debts, was as follows:

                                                                       AS OF 30               As of 31
                                                                      JUNE 2008          December 2007
                                                               -------------------   --------------------
                                                                        RMB'000                RMB'000
                                                                    (UNAUDITED)              (Audited)
Within 1 year .....................                                     106,366                 55,936
Over 1 year but within 2 years ....                                      12,576                  2,162
Over 2 years but within 3 years ...                                          83                  1,068
Over 3 years ......................                                         106                    583
                                                                        -------                 ------
                                                                        119,131                 59,749


8.   SHARE CAPITAL

As of 30 June 2008 and 31 December 2007, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB 1.00 per share:

                                                                                      30 June 2008 and
                                                                                      31 December 2007
                                                                                      ----------------
                                                                                           RMB'000

Authorised, issued and fully paid:
A Shares subject to sale restrictions
  - shares held by state-owned legal person ..............                                2,904,250
                                                                                          ---------

Listed shares
  - H Shares .............................................                                1,431,300
  - A Shares .............................................                                2,747,987
                                                                                          ---------
                                                                                          4,179,287
                                                                                          ---------
                                                                                          7,083,537
                                                                                          =========

9.   BORROWINGS

                                                                        AS OF 30               As of 31
                                                                       JUNE 2008          December 2007
                                                                      ----------          -------------
                                                                         RMB'000                RMB'000
                                                                      (UNAUDITED)             (Audited)

Bank borrowings
 - Unsecured                                                            3,200,000             2,850,000
                                                                      ===========         =============


The interest rate exposure of borrowings of the Group is as follows:

                                                                         AS OF 30              As of 31
                                                                        JUNE 2008         December 2007
                                                                       ----------         -------------
                                                                          RMB'000               RMB'000
                                                                      (UNAUDITED)             (Audited)

At floating rates                                                       3,200,000             2,850,000
                                                                       ==========          ============

The effective interest rate of the bank borrowings as of 30 June 2008 was 6.82% p.a. (31 December 2007: 6.07%).

As of 30 June 2008, the carrying amounts of the Group's borrowings approximate to their fair values.

As of 30 June 2008, the Group had RMB5,100,000,000 unutilized banking facilities granted by various financial institutions (2007: approximately
RMB5,450,000,000).

10.  RETIREMENT BENEFIT OBLIGATIONS

                                                                         AS OF 30              As of 31
                                                                        JUNE 2008         December 2007
                                                                       ----------         -------------
                                                                          RMB'000               RMB'000
                                                                      (UNAUDITED)             (Audited)

Retirement benefit obligations                                            340,362              377,409
Less: current portion included in accruals and other payables             (83,048)              (76,708)
                                                                       ----------         -------------
                                                                          257,314              300,701
                                                                       ==========         =============


                                                                       FOR THE SIX MONTHS ENDED 30 JUNE
                                                                       --------------------------------
                                                                              2008                 2007
                                                                       ------------         -----------
                                                                           RMB'000              RMB'000
                                                                       (UNAUDITED)          (Unaudited)

 At 1 January                                                              377,409               22,420
 Liabilities arising from the acquisition of a business
    (Note 17)                                                                    -              410,000
 Addition                                                                   31,892                    -
 Payment                                                                  (68,939)             (53,156)
                                                                       ------------         -----------
 At 30 June                                                                340,362              379,264
                                                                       ============         ===========

Pursuant to an early retirement scheme implemented by the Group, certain employees who meet certain specified criteria were provided with an offer to early retirement and enjoy certain early retirement benefits, such as payments of the basic salary and other fringe benefits, offered by the Group, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to the approval of the Group. Expenses incurred on such employee early retirement benefits have been recognised in the income statement when the Group approved such application from the employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.

Where these retirement obligations do not fall due within the next twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to these obligations (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

11.  TRADE PAYABLES

The aging analysis of trade payables was as follows:

                                                                       AS OF 30               As of 31
                                                                      JUNE 2008          December 2007
                                                                      ---------      -----------------
                                                                        RMB'000                RMB'000
                                                                    (UNAUDITED)              (Audited)

Within 1 year                                                           454,071   -            288,763
Over 1 year but within 2 years                                            3,510   -              1,064
Over 2 years but within 3 years                                             115   -                 83
Over 3 years                                                                696   -              1,513
                                                                      ----------     -----------------
                                                                        458,392   1.           291,423
                                                                       =========     =================


12.  INCOME TAX EXPENSE

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises from 33% (15% or 24%) to 25% with effect from 1 January 2008. For the enterprise of which the current income tax rate is lower than 25%, the new income tax rate will gradually increase from 15% to 25% from 1 January 2008 over 5 years. As a result above, enterprises established in the Shenzhen Special Economic Zone of the PRC ("Shenzhen") are subject to income tax at a reduced preferential rate of 18% during the period. The Company and the subsidiaries located in Shenzhen are subjected to income tax rate of 18%, while those subsidiaries located outside of Shenzhen are subjected to income tax rate of 25%.

An analysis of the current period taxation charges is as follows:

                                                  FOR THE SIX MONTHS ENDED 30 JUNE
                                                  --------------------------------
                                                          2008                2007
                                                  ------------         -----------
                                                       RMB'000             RMB'000
                                                   (UNAUDITED)          (Unaudited)

Current income tax                                     143,765             127,550
Deferred income tax                                      8,217             (27,406)
                                                    ----------         -----------
                                                       151,982             100,144
                                                    ==========         ===========


13.  EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2008 attributable to shareholders of RMB674,203,000 (2007: RMB745,802,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2007:
7,083,537,000 shares). There were no dilutive potential ordinary shares as of period end and therefore the diluted earning per share amount is the same as the basic.

14.  APPROPRIATIONS TO RESERVES AND PROPOSED DIVIDENDS

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2008. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

In April 2008, the Board of Directors declared a dividend of RMB0.08 per share in respect of the year ended 31 December 2007, totalling RMB566,682,960 (2007:
RMB566,682,960), and it was approved by shareholders in the Annual General Meeting on 26 June 2008.

The Board of Directors resolved not to declare any interim dividend for the six months ended 30 June 2008 (2007: same).

15. COMMITMENTS

(a) Operating lease commitments

In connection with the acquisition of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company ("Yangcheng Railway") mentioned in Note 17, the Company signed an agreement on 15 November 2004 with Guangzhou Railway (Group) Company for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000. For the six months ended 30 June 2008, the related lease rental paid and payable was RMB25,000,000 (2007:
RMB25,000,000).

(b) Capital commitments

As of 30 June 2008, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

                                                                       AS OF 30            As of 31
                                                                      JUNE 2008       December 2007
                                                                    -----------       -------------
                                                                        RMB'000             RMB'000
                                                                    (UNAUDITED)           (Audited)

Authorised but not contracted for                                       424,722             196,164
                                                                    ===========       =============
Contracted but not provided for                                         919,424           2,132,634
                                                                    ===========       =============


A substantial amount of these commitments is related to the construction of the fourth rail-line of the Company ("Fourth Rail-Line") and purchase of new locomotives.

16. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) For the six months ended 30 June 2008, the Group had the following material transactions undertaken with related parties:

                                                                     FOR THE SIX MONTHS ENDED 30 JUNE
                                                                   ------------------------------------
                                                                             2008                  2007
                                                                      -----------           -----------
                                                                          RMB'000               RMB'000
                                                                       (UNAUDITED)           (Unaudited)
RECURRING TRANSACTIONS:
-----------------------
I. INCOME

Provision of train transportation and related services to
    other railway companies controlled by Ministry of Railways
    ("MOR")                                                             1,336,766             1,203,487

Revenue received, processed and allocated by MOR                                                      -
 - passenger transportation                                             3,033,011             2,504,276
 - cargo forwarding railway usage fees                                    422,423               397,292

Provision of repairing service for cargo truck of Guangzhou
  Railway Group and its subsidiaries and associates                        98,788                87,642

Provision of train transportation and related services to
  Guangzhou Railway Group and its subsidiaries and associates             102,859                44,210
                                                                      -----------           -----------

II.  CHARGES AND PAYMENTS
-------------------------
Services charges allocated from MOR for train transportation and related services offered by other railway companies
  controlled by MOR                                                     1,327,385               926,394

Operating lease rentals paid/payable to MOR                                85,833                70,607

Provision of train transportation and related services
    provided by Guangzhou Railway Group and its subsidiaries              106,710                65,019

Social services (employee housing, health care, educational
    and public security services and other ancillary
    services) provided by subsidiaries of Guangzhou Railway
    Group                                                                 190,218               157,128

Operating lease rental paid to Guangzhou Railway Group for the
    land use right                                                         25,000                25,000

Provision of repairing and maintenance service provided by
    Guangzhou Railway Group and its subsidiaries                           79,646                41,239

Purchase of materials and supplies from Guangzhou Railway
    Group and its subsidiaries                                            189,128               191,133
                                                                      -----------           -----------

NON-RECURRING TRANSACTIONS:
---------------------------
Payment for the  acquisition of net assets of  Yangcheng
    Railway (Note 17)                                                           -             4,873,332

Provision of construction projects                                         46,597                30,398

Other service provided with subsidiaries of  Guangzhou
    Railway Group                                                          15,280                25,284
                                                                      -----------           -----------


(b) Compensation paid and payable to directors and supervisors of the Group amounted to RMB1,326,000 for the six months ended 30 June 2008 (2007:
RMB1,250,000).

(c) As of 30 June 2008, the Group had the following material balances maintained with related parties:

                                                                            AS OF 30      As of 31 December
                                                                           JUNE 2008                   2007
                                                                ---------------------    -------------------
                                                                             RMB'000                RMB'000
                                                                         (UNAUDITED)              (Audited)

Due from/(to) MOR and Guangzhou Railway Group                                 95,352                (78,262)
  - Trade balance                                                            115,330                (96,995)
  - Non-trade balance                                                        (19,978)                18,733

Due from subsidiaries of Guangzhou Railway Group                              71,242                 82,100
  - Trade balance                                                             58,606                 17,843
  - Non-trade balance                                                         12,636                 64,257

Due from an associate                                                          1,930                  1,825
  - Non-trade balance                                                          1,930                  1,825

Prepayment for fixed assets                                                    8,766                  1,104
  - Due from Guangzhou Railway Group                                           7,196                  1,104
  - Due from subsidiaries of Guangzhou Railway Group                           1,570                     --

Due to subsidiaries of Guangzhou Railway Group                              (359,470)              (940,928)
  - Trade balance                                                           (169,365)              (157,001)
  - Non-trade balance                                                       (190,105)              (783,927)

Due to an associate                                                           (3,494)                (2,935)
  - Non-trade balance                                                         (3,494)                (2,935)

Payable for construction in progress                                          (4,498)               (19,370)
  - Due to subsidiaries of Guangzhou Railway Group                            (3,206)               (12,520)
  - Due to an associate                                                       (1,292)                (6,850)


17. THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY

On 15 November 2004, the Company entered into an agreement to acquire the railway transportation business of Yangcheng Railway which consists of all of its assets and liabilities related to its railway transportation business ("Yangcheng") on the rail line running between the cities of Guangzhou and Pingshi in Southern China.

The purchase consideration of approximately RMB10,332,431,000 was determined based on an appraisal of Yangcheng performed by an independent appraisal firm as of 31 March 2006, and subject to certain adjustments in accordance with the agreement based on the finalization of the completion audit. The primary source of funding (at least 65%) for the acquisition was derived from the issuance of A shares of the Company.

On 1 January 2007, control of the assets and operations of Yangcheng was transferred to the Company. Accordingly, for accounting purposes, 1 January 2007 is considered by the directors of the Company to be the effective date of acquisition.

Prior to the A share issuance , Yangcheng Railway and the Group were both controlled by the MOR, as it indirectly held controlling interests in both the companies. Subsequent to the A share issuance in December 2006, the equity interest of the MOR in the Group was diluted to 41%. As a result, as on the acquisition date of 1 January 2007, Yangcheng Railway and the Group were no longer under common control. Under IFRS 3 "Business Combination", the transaction does not constitute a business combination under common control as the Group and Yangcheng Railway are not ultimately controlled by the same party (the MOR) both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting with the acquired identifiable assets, liabilities and contingent liabilities stated at their respective fair values as at the date of acquisition.

18. COMPARATIVE FIGURES

Revenue from railway network usage and services was recorded within the "Passenger" and "Freight" category of revenue in the prior year has been separately disclosed on the income statement in order to conform with the current year presentation.

As at the date of this announcement, the Board comprises:

Executive Directors
He Yuhua
Yang Yiping
Liu Hai

Non-executive Directors
Cao Jianguo
Wu Houhui
Yu Zhiming

Independent Non-executive Directors
Wilton Chau Chi Wai
Dai Qilin
Lu Yuhui